EXHIBIT 23.2


INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Registration Statement of Vectren Utility Holdings, Inc. on Form S-3 of our report (which report expresses an unqualified opinion and includes explanatory paragraphs referring to the changes in the method of accounting for goodwill described in Note 2F and financial derivative instruments and hedging activities described in Note 12, and the restatement described in Note 3) dated February 26, 2003, appearing in the Annual Report on Form 10-K of Vectren Utility Holdings, Inc. for the year ended December 31, 2002 and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.


/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Indianapolis, Indiana
March 31, 2003